Exhibit 99.17

SolarBank Announces Amended and Restated At-The-Market Equity Program

This news release constitutes a “designated news release” for the purposes of the Company’s prospectus supplement dated May 23, 2024 to its short form base shelf prospectus dated May 2, 2023

Toronto, Ontario, May 23, 2024 — SolarBank Corporation (Nasdaq: SUUN) (Cboe CA: SUNN) (FSE: GY2) (“SolarBank” or the “Company”) is pleased to announce that it has entered into an amended and restated equity distribution agreement (the “Amended Distribution Agreement”) with Research Capital Corporation (“RCC”) and Research Capital USA Inc. (together with RCC, the “Agents”) to amend the Company’s existing at-the-market equity program (the “ATM Program”). The Amended Distribution Agreement restates and supersedes the previous equity distribution agreement, dated June 29, 2023, between the Company and RCC to expand the prior Canadian at-the-market equity program to the United States. There can be no assurance that the Company will issue and sell any common shares under the ATM Program. The timing of any sales and the number of shares sold, if any, will depend on a variety of factors to be determined by the Company.

Under the Amended Distribution Agreement, the Company may issue common shares of the Company having an aggregate offering price of up to US$15,000,000 (the “Offered Shares”) under the ATM Program. The Offered Shares will be issued by the Company to the public from time to time, through the Agents, at the Company’s discretion. The Offered Shares sold under the ATM Program, if any, will be sold at the prevailing market price at the time of sale. Since the Offered Shares will be distributed at trading prices prevailing at the time of the sale, prices may vary between purchasers and during the period of distribution. The Company intends to use the net proceeds from sales of Offered Shares under the ATM Program, if any, to advance the Company’s business objectives and for general corporate purposes, including, without limitation, funding ongoing operations or working capital requirements, repaying indebtedness outstanding from time to time, discretionary capital programs and potential future acquisitions.

Sales of Offered Shares, if any, will be made through the Agents in transactions that are deemed to be “at-the-market distributions” as defined in National Instrument 44-102 – Shelf Distributions and an “at-the-market offering” as defined in Rule 415(a)(4) under the United States Securities Act of 1933, as amended, on the Cboe Canada Inc. (“Cboe”) and the Nasdaq Stock Market, or any other applicable “marketplace” for the common shares in Canada. The Company is not obligated to make any sales of Offered Shares under the Amended Distribution Agreement.

The Company will pay the Agents a commission of 2.0% of the gross offering proceeds from each sale of Offered Shares and has agreed to provide the Agents with customary indemnification and contribution rights. The Company will also reimburse the Agents for certain specified expenses in connection with the entering into and performance of the Amended Distribution Agreement.

The ATM Program is being made in Canada pursuant to an amended and restated prospectus supplement dated May 23, 2024 (the “Prospectus Supplement”) to the Company’s final short form base shelf prospectus dated May 2, 2023 (the “Base Prospectus”), amending and restating the prospectus supplement previously filed on June 29, 2023, and in the United States pursuant to a prospectus supplement dated May 23, 2024 (the “U.S. Prospectus Supplement”) to the Company’s final base shelf prospectus contained in the Company’s effective registration statement on Form F-10 (File No. 333-279027) (the “Registration Statement”) filed with the United States Securities and Exchange Commission (the “SEC”). Prospective investors should read the Base Prospectus, the Prospectus Supplement and other documents the Company has filed with the SEC (some of which are incorporated by reference into the Base Prospectus and the Prospectus Supplement) for more complete information about the Company and the ATM Program, including the risks associated with investing in the Company.

Copies of the Prospectus Supplement, Base Prospectus and Amended Distribution Agreement are available under the Company’s profile on SEDAR+ at www.sedarplus.ca and copies of the U.S. Prospectus Supplement and the Registration Statement are available on the SEC’s website at www.sec.gov. Alternatively, the Agents will send copies of the relevant documents to investors upon request by contacting RCC by mail at Research Capital Corporation, 1075 West Georgia Street, Suite 1920, Vancouver, British Columbia V6E 3C9, by email at schiu@researchcapital.com or by telephone at (778) 373-4088.

Restatement

The Company also announces that it has identified matters which require the Company to make a restatement to reclassify certain amounts within the Statement of Cash Flows for its annual financial statements for the years ended June 30, 2023 and 2022 (the “Restatement”). Users of the Company’s financial statements should note that the Adjustments (as defined below) do not change the Company’s Assets, Liabilities, Revenues, Gross Profit or Net Income for the fiscal year ended June 30, 2023.

The Restatement relates to the reclassification of four items (collectively, the “Adjustments”): (1) the classification of the investment in GIC and investment in partnership units was reported in financing activities instead of investing activities; (2) the settlement of aged accounts receivable for acquisition of property, plant and equipment and related items were non-cash related and should be reported in operating activities instead of investing and financing activities; (3) the repayment of shareholder loan was reported in operating activities instead of financing activities; and (4) foreign exchange gain and loss was grouped into effect of changes in exchange rate instead of operating activities.

All changes are contained within the Statement of Cash Flows and related notes / exhibits and the net cash position of the Company as of June 30, 2023 is unchanged. The Company has filed amended and restated financial statements for the financial years ended June 30, 2023 and June 30, 2022 (the “Amended Statements”) and related amended and restated management’s discussion and analysis (“MD&A”) for the year ended June 30, 2023.

Further details regarding the Adjustments can be found in the Amended Statements and related MD&A which are available under the Company’s electronic profile on SEDAR+ at www.sedarplus.ca. The Company has prepared a note to the Amended Statements detailing the impact of the Adjustments and has revised the Supplemental Cash Flow Information Notes to the Amended Statements. Additionally, the MD&A has been amended to reflect the restated amounts for the categories of cash flow activities.

In connection with the filing of the Amended Statements, the Company is also filing CEO and CFO certifications in compliance with National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings.

The identification of the need for the Restatement arose out of the Company’s internal review procedures for the preparation of the Prospectus Supplement. After discussions with the Company’s former auditor, MSLL CPA LLP, the Company assessed that the Restatement was required. As a result of this Restatement, the audit committee of the Company determined that the Company’s consolidated annual audited financial statements for the year ended June 30, 2023, issued on October 23, 2023, should not be relied upon and should be restated through the Adjustments.

This news release does not constitute an offer to sell or the solicitation of an offer to buy securities, nor will there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

ABOUT SOLARBANK CORPORATION

SolarBank Corporation is an independent renewable and clean energy project developer and owner focusing on distributed and community solar projects in Canada and the USA. The Company develops solar projects that sell electricity to utilities, commercial, industrial, municipal and residential off-takers. The Company maximizes returns via a diverse portfolio of projects across multiple leading solar markets including projects with utilities, host off-takers, community solar, and virtual net metering projects. The Company has a potential development pipeline of over one gigawatt and has developed renewable and clean energy projects with a combined capacity of over 70 megawatts built. To learn more about SolarBank, please visit www.solarbankcorp.com.

For further information, please contact:

Tracy Zheng

Chief Administration Officer, SolarBank Corporation

Email: tracy.zheng@solarbankcorp.com

Phone: 416.494.9559

FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements and forward-looking information within the meaning of Canadian securities legislation (collectively, “forward-looking statements”) that relate to the Company’s current expectations and views of future events. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as “will likely result”, “are expected to”, “expects”, “will continue”, “is anticipated”, “anticipates”, “believes”, “estimated”, “intends”, “plans”, “forecast”, “projection”, “strategy”, “objective” and “outlook”) are not historical facts and may be forward-looking statements and may involve estimates, assumptions and uncertainties which could cause actual results or outcomes to differ materially from those expressed in such forward-looking statements. In particular and without limitation, this news release contains forward-looking statements including statements with respect to the Offered Shares sold under the ATM Program; the use of proceeds from any such sale of Offered Shares; the use by the Company of the ATM Program; future development, production, cash flow and other anticipated or possible future developments of the Company’s business as well as those listed under “Caution Regarding Forward-Looking Statements” and “Risk Factors” in the Base Prospectus, and other public filings of the Company. No assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this news release should not be unduly relied upon. These statements speak only as of the date of this news release.

Forward-looking statements are based on certain assumptions and analyses made by the Company in light of the experience and perception of historical trends, current conditions and expected future developments and other factors it believes are appropriate, and are subject to risks and uncertainties. In making the forward looking statements included in this news release, the Company has made various material assumptions, including but not limited to: obtaining the necessary regulatory approvals; that regulatory requirements will be maintained; general business and economic conditions; the Company’s ability to successfully execute its plans and intentions; the availability of financing on reasonable terms; the Company’s ability to attract and retain skilled staff; market competition; the products and services offered by the Company’s competitors; that the Company’s current good relationships with its service providers and other third parties will be maintained; and government subsidies and funding for renewable energy will continue as currently contemplated. Although the Company believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect, and the Company cannot assure that actual results will be consistent with these forward-looking statements. Given these risks, uncertainties and assumptions, investors should not place undue reliance on these forward-looking statements.

Whether actual results, performance or achievements will conform to the Company’s expectations and predictions is subject to a number of known and unknown risks, uncertainties, assumptions and other factors, including those listed under “Cautionary Note Regarding Forward-Looking Information” and “Risk Factors” in the Company’s most recently completed Annual Information Form, and other public filings of the Company, which include: the Company may be adversely affected by volatile solar power market and industry conditions; the execution of the Company’s growth strategy depends upon the continued availability of third-party financing arrangements; the Company’s future success depends partly on its ability to expand the pipeline of its energy business in several key markets; governments may revise, reduce or eliminate incentives and policy support schemes for solar and battery storage power; general global economic conditions may have an adverse impact on our operating performance and results of operations; the Company’s project development and construction activities may not be successful; developing and operating solar projects exposes the Company to various risks; the Company faces a number of risks involving Power Purchase Agreements (“PPAs”) and project-level financing arrangements; any changes to the laws, regulations and policies that the Company is subject to may present technical, regulatory and economic barriers to the purchase and use of solar power; the markets in which the Company competes are highly competitive and evolving quickly; an anti-circumvention investigation could adversely affect the Company by potentially raising the prices of key supplies for the construction of solar power projects; foreign exchange rate fluctuations; a change in the Company’s effective tax rate can have a significant adverse impact on its business; seasonal variations in demand linked to construction cycles and weather conditions may influence the Company’s results of operations; the Company may be unable to generate sufficient cash flows or have access to external financing; the Company may incur substantial additional indebtedness in the future; the Company is subject to risks from supply chain issues; risks related to inflation; unexpected warranty expenses that may not be adequately covered by the Company’s insurance policies; if the Company is unable to attract and retain key personnel, it may not be able to compete effectively in the renewable energy market; there are a limited number of purchasers of utility-scale quantities of electricity; compliance with environmental laws and regulations can be expensive; corporate responsibility may adversely impose additional costs; the future impact of COVID-19 on the Company is unknown at this time; the Company has limited insurance coverage; the Company will be reliant on information technology systems and may be subject to damaging cyberattacks; the Company may become subject to litigation; there is no guarantee on how the Company will use its available funds; the Company will continue to sell securities for cash to fund operations, capital expansion, mergers and acquisitions that will dilute the current shareholders; and future dilution as a result of financings.

The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law. New factors emerge from time to time, and it is not possible for the Company to predict all of them, or assess the impact of each such factor or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement. Any forward-looking statements contained in this news release are expressly qualified in their entirety by this cautionary statement.